CHAPARRAL
                            CHAPARRAL RESOURCES, INC.


14 November 2005

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Attn: H Roger Schwall, Assistant Director


              Chaparral Resources, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 31, 2004 Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005-11-10 Filed May 16, 2005 and August 12, 2005-11-10
              Response letter dated August 11, 2005 File no. 0-07261

Dear Mr Schwall

Thank you for your letter of November 2, 2005. We set out below our responses to your queries.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------
Controls and procedures
-----------------------
Changes in internal controls over financial reporting page 21
-------------------------------------------------------------

We confirm that we will exclude the statement "there have been no significant changes in internal controls over financial reporting or other factors, subsequent to December 31, 2004 from future Form10-Q filings as this comment is not consistent with the guidelines described in Item 308(c) of Regulation S-K.

Sale by KMG of Minority Interest in KKM to Nelson
-------------------------------------------------

The price paid by Nelson for its stake in Closed Type JSC Karakudukmunay ("KKM") was determined in an open tender held by the seller of the interest, JSC KazMunayGaz ("KMG"), which is wholly owned by the Government of the Republic of Kazakhstan. The price determined at the tender as the result of competitive bidding was $34.6 million for a 40% stake. This equates to $2.13 per barrel of proved reserves in the ground.

    2 Gannett Drive o Suite 418 o White Plains, NY 10604 o Tel: 866-559-3822 Fax: ###-##-####

United States Securities and Exchange Commission
Division of Corporate Finance
Page 2


The $28 per barrel figure quoted in your letter is the average selling price per barrel achieved by the KKM during 2004. The selling price per barrel is determined on the open market and is subject to very significant fluctuations.

The price any potential buyer would be willing to pay for proved reserves in the ground will be significantly below the market sales value as the buyer would need to take account of many additional factors including, but not limited to, capital investment programs, the cost of production, selling and transportation expenses, administration costs, financing charges, corporate taxes, political and economic risk and the time value of money.

We hope that the above responses satisfactorily answer your questions.

Yours sincerely.





Charles Talbot
Chief Financial Officer

                       AITKEN IRVIN BERLIN & VROOMAN, LLP
                               Attorneys at Law                 Independent
New York                        2 Gannett Drive              Affiliated Offices
Washington, D.C.            White Plains, NY 10604                  Beijing
Kiev                     Telephone   (914) 694-2226            Buenos Aires
                         Telecopier   (914) 694-1647

                 Writer's Direct Dial No.  (914) 694-5717
                      Writer's Email: adberlin@aibvlaw.com

                             November 15, 2005

Via Federal Express
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C.   20549

Attention:  H. Roger Schwall
            Assistant Director

                  Re:  Chaparral Resources, Inc. ("CRI")
                       Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 File No. 0-07261

Dear Mr. Schwall:

Enclosed is a response from CRI to your comment letter dated November 2, 2005 which was sent via fax to Mr. Nigel Penney who was formerly CRI's Chief Financial Officer. Please be advised that as previously reported, Mr. Penney has left the company and has been replaced as Chief Financial Officer by Mr. Charles Talbot effective as of October 1, 2005.

CRI has endeavored to respond fully and completely to your comments and we trust that you will find the responses satisfactory. However, should you have further questions or need any additional information please let us know.

                                                           Sincerely yours,


                                                            Alan D. Berlin

cc:      Mr. Charles Talbot
         Chaparral Resources, Inc.